

Mail Stop 3561

June 5, 2017

Mr. Sunil M. Doshi
Chief Financial Officer
Zoe's Kitchen, Inc.
5760 State Highway 121
Suite 250
Plano, Texas 75024

      Re: **Zoe's Kitchen, Inc.**
              Form 10-K for the Year Ended December 26, 2016
              Filed February 23, 2017
              Form 10-Q for the Quarter Ended April 17, 2017
              File No. 001-36411

Dear Mr. Doshi:

We have reviewed your response letter dated May 30, 2017, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2017 letter.

Form 10-Q for the Quarter Ended April 17, 2017

Exhibits 31.1 and 31.2 Section 302 Certifications

1. Please revise the introductory wording in paragraph 4 to disclose that "the registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant." Also, please revise to add paragraph 4(b) which indicates that you have "designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted

accounting principles." See paragraph B(31) of Item 601 of Regulation S-K. Please file an amended Form 10-Q reflecting these changes.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure